SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE UNITED ILLUMINATING COMPANY 401(k)/
EMPLOYEE STOCK OWNERSHIP PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 11-K

TABLE OF CONTENTS

The United Illuminating Company 401(k)/Employee Stock Ownership Plan Audited Financial  Statements
Signatures
Exhibit Index

Audited Financial Statements

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2005 and 2004

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2005 and 2004

CONTENTS

                                                                                                  Page

Report of independent registered public accounting firm	1

Statements of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-10

Supplemental schedules *:

Schedule H Item 4i - Schedule of assets (held at end of year)	11

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Pension and Benefits Committee of The United Illuminating Company
The United Illuminating Company 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut
June 23, 2006

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,

	2005					2004

	ESOP Component			401(k)		ESOP Component			401(k)

	Allocated	Unallocated	Total	Component	Total	Allocated	Unallocated	Total	Component	Total

Assets
Investments, at fair value	$25,764,666	$4,818,676	$30,583,342	$80,827,953	$111,411,295	$27,229,291	$6,808,383	$34,037,674	$75,081,778	$109,119,452
Cash	398,960	-	398,960	-	398,960	-	-	-	-	-
Total investments	26,163,626	4,818,676	30,982,302	80,827,953	111,810,255	27,229,291	6,808,383	34,037,674	75,081,778	109,119,452

Receivables:
Employer's contributions	307,417	-	307,417	2,620	310,037	292,585	-	292,585	-	292,585
Participants' contributions	-	-	-	47,527	47,527	-	-	-	39,389	39,389
Dividend and interest	-	75,439	75,439	-	75,439	382,165	95,556	477,721	-	477,721
Total receivables	307,417	75,439	382,856	50,147	433,003	674,750	95,556	770,306	39,389	809,695

Total assets	26,471,043	4,894,115	31,365,158	80,878,100	112,243,258	27,904,041	6,903,939	34,807,980	75,121,167	109,929,147

Liabilities
Interest payable	-	81,746	81,746	-	81,746	-	99,908	99,908	-	99,908
Loan payable to United
Illuminating Company	-	4,633,147	4,633,147	-	4,633,147	-	5,678,010	5,678,010	-	5,678,010
Total liabilities	-	4,714,893	4,714,893	-	4,714,893	-	5,777,918	5,777,918	-	5,777,918

Net assets available for benefits	$26,471,043	$179,222	$26,650,265	$80,878,100	$107,528,365	$27,904,041	$1,126,021	$29,030,062	$75,121,167	$104,151,229

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2005

	ESOP Component			401(k)

	Allocated	Unallocated	Total	Component	Total

Additions
Investment Income:
Interest and dividend income, investments	$1,574,865	$331,932	$1,906,797	$2,309,553	$4,216,350
Interest and dividend income, participant loans	-	-	-	78,842	78,842
Net appreciation (depreciation) in fair value of investments	(3,025,662)	(560,598)	(3,586,260)	1,940,269	(1,645,991)
	(1,450,797)	(228,666)	(1,679,463)	4,328,664	2,649,201

Contributions:
Employer contributions	1,142,514	1,062,929	2,205,443	92,209	2,297,652
Employee contributions	-	-	-	6,174,767	6,174,767
Rollover contributions	-	-	-	27,668	27,668
	1,142,514	1,062,929	2,205,443	6,294,644	8,500,087

Allocation of 27,940 shares from unallocated
ESOP component	1,429,107	-	1,429,107	-	1,429,107
Total additons	1,120,824	834,263	1,955,087	10,623,308	12,578,395

Deductions
Payment of benefits	2,080,024	-	2,080,024	5,323,140	7,403,164
Interest expense	-	351,955	351,955	-	351,955
Administrative expenses	922	-	922	16,111	17,033
Allocation of 27,940 shares to allocated
ESOP component	-	1,429,107	1,429,107	-	1,429,107
Total deductions	2,080,946	1,781,062	3,862,008	5,339,251	9,201,259

Net increase (decrease) prior to participant
loans and interfund transfers	(960,122)	(946,799)	(1,906,921)	5,284,057	3,377,136
Participant loan activity	(6,677)	-	(6,677)	6,677	-
Interfund transfers	(466,199)	-	(466,199)	466,199	-

Net increase (decrease)	(1,432,998)	(946,799)	(2,379,797)	5,756,933	3,377,136
Net assets available for benefits:
Beginning of year	27,904,041	1,126,021	29,030,062	75,121,167	104,151,229
End of year	$26,471,043	$179,222	$26,650,265	$80,878,100	$107,528,365

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

1. Description of Plan:

The following brief description of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the “Plan”), sponsored by The United Illuminating Company (the “Company”), a wholly owned subsidiary of UIL Holdings Corporation (“UIL”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the “IRC”). Employees are eligible to participate in the Plan immediately upon hire.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL stock. The Plan is administered by the Compensation and Executive Development Committee of the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee and recordkeeper of the Plan, exclusive of a) proxy responsibilities related to voting of shares of UIL common stock and b) custodial responsibilities related to unallocated shares of the Employee Stock Ownership Plan (“ESOP”) portion, which are performed by U.S. Bank Institutional Custody.

The Plan is also intended to allow leveraged acquisitions of UIL’s stock and accordingly, is intended to meet the requirements of sections 409 and 4975(e)(7) of the IRC.

In 1997, the Plan purchased Company stock using the proceeds of a loan from the Company (See Note 5) and holds the stock in a trust established under the Plan. The Company stock was subsequently converted to UIL stock. The borrowing is to be repaid over a period of twelve years. As the Plan makes each payment of principal to the Company, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with the Plan's contribution requirements and appropriate regulations of the IRC. Shares vest fully upon allocation.

Unallocated shares of stock collateralize the loan from the Company. The Company has no rights against shares once they are allocated under the ESOP.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

1. Description of Plan (continued):

Accordingly, the financial statements of the Plan at December 31, 2005 and 2004 and for the year ended December 31, 2005, present separately the assets and liabilities, and changes therein pertaining to:

(a)	Accounts of eligible employees with vested rights in allocated stock (“Allocated”) and
(b)	Stock not yet allocated to employees (“Unallocated”).

Contributions:

Participant: Eligible employees may contribute on a pre-tax basis up to 75% of the employee’s compensation, subject to IRC limitations as defined.

Employer: The Company makes a matching contribution in cash or in shares of UIL stock equal to 1% for each 1% of the first 3% of the employee’s compensation plus 0.5% for each 1% from 4% to 5% of the employee’s compensation withheld as a participant contribution, up to a maximum of 4%. During 2005 and 2004, all matching contributions were in the form of UIL stock to the Allocated portion of the Employee Stock Ownership Plan.

The Company may also make discretionary contributions as authorized by the Board of Directors of the Company. During 2005, the Plan was amended to allow for Company discretionary contributions to collectively bargained employees hired on or after April 1, 2005 and non-collectively bargained employees hired after May 1, 2005. These contributions were made in lieu of these employees participating in The United Illuminating Company Pension Plan and The United Illuminating Company Prefunded Union Post Retirement Medical Benefit Plan, which were closed to new participants. These new hires will receive an annual plan year contribution to their account equal to 4% of their compensation plus an additional $1,000 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

Dividends paid on UIL stock:

Dividends paid on UIL stock are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Dividends will automatically be reinvested in shares of the Company, or at the election of the participant, may be paid directly to them.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

1. Description of Plan (continued):

Participant and ESOP accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. An employee stock ownership plan account (“ESOP Account”) is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Any participant who has completed five (5) years of service may elect to diversify the investment of up to 40% of the ESOP account value from Company Stock to the other investment options available in the Plan.  In addition, the Plan complies with the diversification requirements of Internal Revenue Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised. The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all accounts excluding discretionary Company contributions, upon commencement of employment. Vesting in the Company’s discretionary contributions is based on years of continuous service. A participant is 100% vested after five years of credited service.

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance. Loan terms range from 1-4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates at December 31, 2005 range from 6.00% to 10.75%. Principal and interest is paid ratably through monthly payroll deductions.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

1. Description of Plan (continued):

Payment of benefits:

On termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account. Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in UIL stock shall be paid in whole shares of UIL stock, unless the participant elects to receive such payment in cash.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2. Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned at year-end. Shares of Vanguard Retirement Savings Trust are valued at the net asset value, the underlying investments of which are valued at contract value. UIL stock is valued at closing price on the New York Stock Exchange. Participant loans are valued at cost, which approximates fair value.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

2. Summary of accounting policies (continued):

Investment valuation and income recognition (continued):

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

3. Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005	2004
Vanguard 500 Index Fund, 231,853 and 238,716 shares, respectively	$26,644,524	$26,650,227
UIL Holdings Corporation, 665,000 and 663,502 shares, respectively	$30,583,342	$34,037,674
Vanguard Wellesley Income Fund, 679,892 and 646,939 shares, respectively	$14,325,335	$13,960,953
Vanguard Retirement Savings Trust, 12,027,281 and 12,252,955 shares, respectively	$12,027,281	$12,252,955
Vanguard U.S. Growth Fund, 426,005 and 421,772 shares, respectively	$7,646,800	$6,824,276

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($1,645,991) as follows:

Mutual funds	$1,940,269
UIL Holdings Corporation common stock	(3,586,260)
($1,645,991)

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

4. Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2005		December 31, 2004
	Allocated	Unallocated	Allocated	Unallocated
UIL Common stock:
Number of shares	560,223	104,777	530,785	132,717

Cost	$22,724,444	$3,561,370	$20,666,130	$4,511,064

Market	$25,764,666	$4,818,676	$27,229,291	$6,808,383
Cash	398,960	-	-	-
Receivables	307,417	75,439	674,750	95,556
Less loan and accrued interest payable	-	(4,714,893)	-	(5,777,918)
	$26,471,043	$179,222	$27,904,041	$1,126,021

2005
Changes in net assets:
Contributions	$2,205,443
Dividends	1,906,797
Net depreciation	(3,586,260)
Benefits paid	(2,080,024)
Interest expense	(351,955)
Administrative expense	(922)
Participant loan activity	(6,677)
Interfund transfers	(466,199)
($2,379,797)

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

5. Loans payable:

In 1997, the Plan entered into a term loan agreement with the Company, which provided for maximum borrowings of $15,000,000 and an interest rate of 7.00%. Advances of $11,159,446 were drawn during the period July 1997 to November 1997 and were utilized to purchase Company common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over twelve years.

The scheduled principal repayments of the loan are as follows:

Year Ended December 31:
2006	$1,120,385
2007	$1,200,739
2008	$1,286,780
2009	$1,025,243

6. Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan investments. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7. Tax status:

The Internal Revenue Service determined and informed the Company by letter dated December 27, 2001, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2005

Attachment to Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	Identity of Issue	Description of Investment	Cost	Current Value

*	Vanguard 500 Index Fund, 231,853 shares	Registered Investment Company	$ 20,276,696	$ 26,644,524
*	Vanguard Extended Market Index Fund, 82,733 shares	Registered Investment Company	2,386,549	2,834,417
*	Vanguard Federal Money Market Fund, 1,744,551 shares	Registered Investment Company	1,744,551	1,744,551
*	Vanguard International Growth Fund, 187,496 shares	Registered Investment Company	3,347,058	3,937,414
*	Vanguard Morgan Growth Fund, 123,427 shares	Registered Investment Company	2,019,863	2,185,892
*	Vanguard Total Bond Market Index Fund, 287,561 shares	Registered Investment Company	2,928,854	2,892,865
*	Vanguard U.S. Growth Fund, 426,005 shares	Registered Investment Company	8,994,120	7,646,800
*	Vanguard Wellesley Income Fund, 679,892 shares	Registered Investment Company	13,941,661	14,325,335
*	Vanguard Windsor II Fund, 104,722 shares	Registered Investment Company	2,927,757	3,280,943
*	Vanguard Retirement Savings Trust, 12,027,281 shares	Common/Collective Trust	12,027,281	12,027,281
*	Vanguard Target Retirement 2005 Fund, 12,993 shares	Registered Investment Company	140,971	142,019
*	Vanguard Target Retirement 2015 Fund, 102,999 shares	Registered Investment Company	1,163,466	1,180,367
*	Vanguard Target Retirement 2025 Fund, 28,234 shares	Registered Investment Company	326,664	332,318
*	Vanguard Target Retirement 2035 Fund, 20,425 shares	Registered Investment Company	240,675	250,417
*	Vanguard Target Retirement 2045 Fund, 6,064 shares	Registered Investment Company	74,136	76,226
*	Vanguard Target Retirement Income Fund, 9,832 shares	Registered Investment Company	103,644	102,648
*	UIL Holdings Corporation, 665,000 shares **	Common Stock	26,285,800	30,583,342
	Cash	Cash	398,960	398,960
*	Participant Loans	Participant loans (6.00% - 10.75%)	1,223,936	1,223,936

Total assets			$ 100,552,642	$ 111,810,255

* Party in Interest
** Non-participant-directed investment

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UNITED ILLUMINATING COMPANY
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 29, 2006	By /s/ Gregory W. Buckis
Gregory W. Buckis
Vice President and Controller

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Index to Exhibits
Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala